FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on October 7, 2010, by Panasonic Corporation (the registrant), announcing the results of tender offer for Panasonic Electric Works shares.

2.	News release issued on October 7, 2010, by the registrant, announcing the results of tender offer for SANYO shares.

3.	News release issued on October 7, 2010, by the registrant, announcing the withdrawal of shelf registration in Japan for future equity offerings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: October 8, 2010

October 7, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces the Results of Tender Offer for Panasonic Electric Works Shares

Osaka, October 7, 2010 — Panasonic Corporation (NYSE: PC/ TSE: 6752, the “Tender Offeror” or the “Company”), at its Board of Directors meeting held on July 29, 2010, resolved to acquire the shares of Panasonic Electric Works Co., Ltd. (TSE: 6991, the “Target”) through a tender offer (the “Tender Offer”) and commenced the Tender Offer on August 23, 2010. As the period of the Tender Offer expired on October 6, 2010, the Company hereby announced the results of the Tender Offer.

1. Overview of the Tender Offer

(1) Name and address of the Tender Offeror

Panasonic Corporation

1006, Oaza Kadoma, Kadoma-shi, Osaka

(2) Name of the Target

Panasonic Electric Works Co., Ltd.

(3) Class of share certificates, etc. to be purchased

Shares of common stock

(4) Number of share certificates, etc. scheduled to be purchased

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
356,913,031 shares	Not applicable	Not applicable

(Note 1)	No minimum or maximum number of share certificates, etc. scheduled to be purchased has been established in the Tender Offer. The Company will purchase all of the share certificates, etc. tendered in the Tender Offer.

(Note 2)	The number of shares scheduled to be purchased (356,913,031 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of August 23, 2010 (383,049,035 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the number of issued shares as of June 30, 2010, as described in the first quarterly report for the 105th term that was submitted by the Target on August 6, 2010 (751,074,788 shares).

(Note 3)	Shares less than one unit are also subject to the Tender Offer. If a shareholder exercises the right to demand the purchase of shares less than one unit pursuant to the Companies Act, the Target may purchase its own shares during the tender offer period pursuant to the procedures required under the applicable laws and regulations.

(Note 4)	The Tender Offeror does not plan to purchase treasury shares held by the Target through the Tender Offer.

(5) Tender Offer period

From August 23, 2010 (Monday) through October 6, 2010 (Wednesday) (31 business days)

(6) Tender Offer purchase price

Shares of common stock            1,110 yen per share

2. Results of the Purchase

(1) Completion of the Tender Offer

No minimum or maximum number of share certificates, etc. scheduled to be purchased has been established in the Tender Offer. The Company will purchase all of the share certificates, etc. tendered in the Tender Offer.

(2) Date of public notice of the results

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended), the Tender Offeror publicly released the results of the Tender Offer to the media at the Tokyo Stock Exchange, Inc. on October 7, 2010 in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Order of the Financial Instruments and Exchange Act (Government Ordinance No. 321 of 1965, as amended; the “Enforcement Order”) and Article 30-2 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended).

(3) Number of shares purchased

Class of shares	Number of Tenders in terms of Shares	Number of Purchases in terms of Shares
Share certificates	237,988,184 (shares)	237,988,184 (shares)
Certificates of stock acquisition rights	-	-
Bond certificates with stock acquisition rights	-	-
Trust beneficiary certificates for share certificates, etc.	-	-
Depositary receipts for share certificates, etc.	-	-
Total	237,988,184 (shares)	237,988,184 (shares)
(Total number of potential share certificates, etc.)	(-)	(-)

(4) Ownership percentage of share certificates, etc. after the Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	383,049 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 51.77%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	4,813 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 0.65%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror after the Tender Offer	621,037 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 83.93%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties after the Tender Offer	1,440 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 0.19%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	734,722 units

(Note 1)	The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” and “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties after the Tender Offer” are the total number of voting rights relating to the share certificates, etc., owned by each special related party (including share certificates, etc., in cases stipulated in each item of Article 7, Paragraph 1 of the Enforcement Order, and excluding treasury shares held by the Target, which is also a special related party).

(Note 2)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the first quarterly report for the 105th term that was submitted by the Target on August 6, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares were also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (739,962 units), corresponding to the number of shares (739,962,066 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 104th term that was submitted by the Target on June 18, 2010 (11,112,722 shares), from the total number of shares of common stock issued as of June 30, 2010 as described in the first quarterly report for the 105th term that was submitted by the Target on August 6, 2010 (751,074,788 shares), is used as the denominator.

(Note 3)	The “Ownership Percentage of Share Certificate, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificate, Etc. after the Tender Offer” are rounded to the second decimal place.

(5) Calculation for purchase of the share certificates, etc. by the pro-rata method

N/A

(6) Method of settlement

a.	Name and address of head offices of financial instruments dealers and banks, etc. responsible for settlement of the purchase, etc.

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Tender Offer settlement commencement date

October 14, 2010 (Thursday)

c.	Method of settlement

A notice of purchase, etc., through the Tender Offer shall be mailed to the addresses of the tendering shareholders, etc., (or the addresses of the standing proxies in the case of non-resident shareholders, etc.) without delay after the expiry of the tender offer period, except where the share certificates, etc., were tendered via NOMURAJOY, an exclusive Internet service provided by the tender offer agent. In cases where the share certificates, etc., were tendered via NOMURAJOY, a notice of purchase will be delivered pursuant to the instructions given on NOMURAJOY’s website: (https://www.nomurajoy.jp/).

Payment for the shares will be made in cash. Payment of the purchase price through the Tender Offer will be made by the method instructed by the tendering shareholders, etc., including remittance (tendering shareholders, etc., may be liable for bank fees incurred in remitting the payment).

3. Policy, etc. after the Tender Offer and Future Prospects

With regard to the policy etc. after the Tender Offer, there are no changes from the information contained in the Company’s news release dated July 29, 2010 entitled “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of Panasonic Electric Works Shares.”

Shares of common stock of the Target are currently listed on the first section of the Tokyo Stock Exchange and on the first section of the Osaka Securities Exchange. The Company is scheduled to implement a share exchange after the Tender Offer in order to make the Company the parent company and to make the Target a wholly-owned subsidiary. In such case, the shares of common stock of the Target would meet the delisting standards for share certificates of the Tokyo Stock Exchange and the Osaka Securities Exchange, and will be delisted following the implementation of the specified procedures. Future procedures will be promptly disclosed by the Target, as soon as such procedures have been decided.

The expected impact of the Tender Offer on the Panasonic Group’s consolidated business results for the Fiscal Year ending March 2011 (April 1, 2010 through March 31, 2011) will be minimal.

4. Places for Public Inspection of a Copy of the Tender Offer Report

Panasonic Corporation

(1006, Oaza Kadoma, Kadoma-shi, Osaka)

Tokyo Stock Exchange, Inc.

(2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(8-16, Kitahama 1-Chome, Chuo-ku, Osaka-shi)

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Panasonic Group undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the proposed acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through a tender offer and a share exchange; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #

October 7, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
Jim Reilly (U.S.)	(Tel: +1-212-698-1360)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces the Results of Tender Offer for SANYO Shares

Osaka, October 7, 2010 — Panasonic Corporation (NYSE: PC/ TSE: 6752, the “Tender Offeror” or the “Company”), at its Board of Directors meeting held on July 29, 2010, resolved to acquire the shares of SANYO Electric Co., Ltd. (TSE: 6764, the “Target”) through a tender offer (the “Tender Offer”) and commenced the Tender Offer on August 23, 2010. As the period of the Tender Offer expired on October 6, 2010, the Company hereby announced the results of the Tender Offer.

1. Overview of the Tender Offer

(1) Name and address of the Tender Offeror

Panasonic Corporation

1006, Oaza Kadoma, Kadoma-shi, Osaka

(2) Name of the Target

SANYO Electric Co., Ltd.

(3) Class of share certificates, etc. to be purchased

Shares of common stock

(4) Number of share certificates, etc. scheduled to be purchased

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
3,059,465,509 shares	Not applicable	Not applicable

(Note 1)	No minimum or maximum number of share certificates, etc. scheduled to be purchased has been established in the Tender Offer. The Company will purchase all of the share certificates, etc. tendered in the Tender Offer.

(Note 2)	The number of shares scheduled to be purchased (3,059,465,509 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of August 23, 2010 (3,082,309,227 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the number of issued shares as of June 30, 2010, as described in the first quarterly report for the 87th term that was submitted by the Target on August 4, 2010 (6,158,053,099 shares).

(Note 3)	Shares less than one unit are also subject to the Tender Offer. If a shareholder exercises the right to demand the purchase of shares less than one unit pursuant to the Companies Act, the Target may purchase its own shares during the tender offer period pursuant to the procedures required under the applicable laws and regulations.

(Note 4)	The Tender Offeror does not plan to purchase treasury shares held by the Target through the Tender Offer.

(5) Tender Offer period

From August 23, 2010 (Monday) through October 6, 2010 (Wednesday) (31 business days)

(6) Tender Offer purchase price

Shares of common stock            138 yen per share

2. Results of the Purchase

(1) Completion of the Tender Offer

No minimum or maximum number of share certificates, etc. scheduled to be purchased has been established in the Tender Offer. The Company will purchase all of the share certificates, etc. tendered in the Tender Offer.

(2) Date of public notice of the results

Pursuant to the provisions of Article 27-13, Paragraph 1 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended), the Tender Offeror publicly released the results of the Tender Offer to the media at the Tokyo Stock Exchange, Inc. on October 7, 2010 in accordance with the manner prescribed by the provisions of Article 9-4 of the Enforcement Order of the Financial Instruments and Exchange Act (Government Ordinance No. 321 of 1965, as amended; the “Enforcement Order”) and Article 30-2 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended).

(3) Number of shares purchased

Class of shares	Number of Tenders in terms of Shares	Number of Purchases in terms of Shares
Share certificates	1,891,469,246 (shares)	1,891,469,246 (shares)
Certificates of stock acquisition rights	-	-
Bond certificates with stock acquisition rights	-	-
Trust beneficiary certificates for share certificates, etc.	-	-
Depositary receipts for share certificates, etc.	-	-
Total	1,891,469,246 (shares)	1,891,469,246 (shares)
(Total number of potential share certificates, etc.)	(-)	(-)

(4) Ownership percentage of share certificates, etc. after the Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	3,082,309 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 50.19%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	5,552 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 0.09%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror after the Tender Offer	4,973,778 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 80.98%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties after the Tender Offer	2,376 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 0.04%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	6,130,300 units

(Note 1)	The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” and “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties after the Tender Offer” are the total number of voting rights relating to the share certificates, etc., owned by each special related party (including share certificates, etc., in cases stipulated in each item of Article 7, Paragraph 1 of the Enforcement Order, and excluding treasury shares held by the Target, which is also a special related party).

(Note 2)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the first quarterly report for the 87th term that was submitted by the Target on August 4, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares were also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (6,141,774 units), corresponding to the number of shares (6,141,774,736 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the total number of shares of common stock issued as of June 30, 2010 as described in the first quarterly report for the 87th term that was submitted by the Target on August 4, 2010 (6,158,053,099 shares), is used as the denominator.

(Note 3)	The “Ownership Percentage of Share Certificate, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificate, Etc. after the Tender Offer” are rounded to the second decimal place.

(5) Calculation for purchase of the share certificates, etc. by the pro-rata method

N/A

(6) Method of settlement

a.	Name and address of head offices of financial instruments dealers and banks, etc. responsible for settlement of the purchase, etc.

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Tender Offer settlement commencement date

October 14, 2010 (Thursday)

c.	Method of settlement

A notice of purchase, etc., through the Tender Offer shall be mailed to the addresses of the tendering shareholders, etc., (or the addresses of the standing proxies in the case of non-resident shareholders, etc.) without delay after the expiry of the tender offer period, except where the share certificates, etc., were tendered via NOMURAJOY, an exclusive Internet service provided by the tender offer agent. In cases where the share certificates, etc., were tendered via NOMURAJOY, a notice of purchase will be delivered pursuant to the instructions given on NOMURAJOY’s website: (https://www.nomurajoy.jp/).

Payment for the shares will be made in cash. Payment of the purchase price through the Tender Offer will be made by the method instructed by the tendering shareholders, etc., including remittance (tendering shareholders, etc., may be liable for bank fees incurred in remitting the payment).

3. Policy, etc. after the Tender Offer and Future Prospects

With regard to the policy etc. after the Tender Offer, there are no changes from the information contained in the Company’s news release dated July 29, 2010 entitled “Panasonic Announces Commencement of Tender Offer for Shares of Common Stock of SANYO.”

Shares of common stock of the Target are currently listed on the first section of the Tokyo Stock Exchange and on the first section of the Osaka Securities Exchange. The Company is scheduled to implement a share exchange after the Tender Offer in order to make the Company the parent company and to make the Target a wholly-owned subsidiary. In such case, the shares of common stock of the Target would meet the delisting standards for share certificates of the Tokyo Stock Exchange and the Osaka Securities Exchange, and will be delisted following the implementation of the specified procedures. Future procedures will be promptly disclosed by the Target, as soon as such procedures have been decided.

The expected impact of the Tender Offer on the Panasonic Group’s consolidated business results for the Fiscal Year ending March 2011 (April 1, 2010 through March 31, 2011) will be minimal.

4. Places for Public Inspection of a Copy of the Tender Offer Report

Panasonic Corporation

(1006, Oaza Kadoma, Kadoma-shi, Osaka)

Tokyo Stock Exchange, Inc.

(2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(8-16, Kitahama 1-Chome, Chuo-ku, Osaka-shi)

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Panasonic Group undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the proposed acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through a tender offer and a share exchange; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

# # #

October 7, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
Jim Reilly (U.S.)	(Tel: +1-212-698-1360)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Withdrawal of Shelf Registration in Japan for Future Equity Offerings

Osaka, Japan, October 7, 2010 – Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that it withdrew the shelf registration in Japan for offerings of shares of common stock that was described in “Panasonic Announces Shelf Registration in Japan for Future Equity Offerings” announced on July 29, 2010 (the “Shelf Registration”).

1. Outline of withdrawn shelf registration

(1) Type of Securities to be Offered	Common Stock of Panasonic Corporation

(2) Planned Issuance Period	Within one year commencing from the effective date of the Shelf Registration Statement (From August 12, 2010 until August 11, 2011)

(3) Offering Method	Public Offering in Japan

(4) Planned Amount of Issuance	Up to JPY 500 billion

2. New shares already issued under shelf registration

None

3. Reason for withdrawal of shelf registration

After taking into account, among other factors, the results of the tender offers by Panasonic for the shares of common stock of Panasonic Electric Works and SANYO published today in the press releases, “Panasonic Announces the Results of Tender Offer for Panasonic Electric Works Shares” and “Panasonic Announces the Results of Tender Offer for SANYO Shares”, Panasonic has concluded that it will not conduct any public offerings of shares of common stock under the Shelf Registration.

This document does not constitute an offer of any securities for sale in Japan, the United States or any other jurisdiction. This document is prepared for the sole purpose of publicly announcing that Panasonic Corporation has withdrawn the shelf registration statement in Japan for possible future equity offerings, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

# # #